EXHIBIT 20.A

IMMEDIATE RELEASE

Contact:  Kathryn A. Blackwell
     (313) 322-1524 or 322-9545

BOARD DECLARES STOCK SPLIT, DIVIDEND INCREASE

          DEARBORN, Mich., April 14 -- The Board of Directors of
Ford Motor Company today declared a 2-for-1 stock split in the form of a 100 percent stock dividend, pending stockholder approval of an increase in the number of authorized shares.

          The Board also increased the quarterly cash dividend on the company's Class B and common stock to 45 cents a share. This increase, the first since 1989, represents a 12.5 percent improvement over the 40 cents a share paid since the second quarter of 1991.

          The Board also declared quarterly cash dividends of $1.05 a share on the depositary shares representing the company's Series
A Cumulative Convertible Preferred stock, and 51.5625 cents a share on the depositary shares representing the company's Series
B Cumulative Preferred stock. The amounts of the dividends on the Series A and Series B Preferred stock are the same as paid in the first quarter of 1994.

          The second-quarter cash dividends are payable June 1, 1994 to stockholders of record on May 2, 1994.

          Stockholders will be asked to approve an increase in authorized shares to accommodate the stock split at the Annual Meeting to be held in Cleveland on May 12, 1994. If the stockholders approve this measure, the additional shares will be distributed on or about July 5, 1994 to stockholders of record on June 6, 1994.
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4/14/94